UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-12672

AVALONBAY COMMUNITIES, INC.

(ERP Operating Limited Partnership, as ultimate successor by merger to AvalonBay Communities, Inc.)

(Exact name of registrant as specified in its charter)

c/o Vivmark Residential

Two North Riverside Plaza

Chicago, Illinois 60606

4040 Wilson Blvd., Suite 1000

Arlington, Virginia 22203

(312) 474-1300 or (703) 329-6300

(Addresses, including zip codes, and telephone numbers, including area codes, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.

Pursuant to the requirements of the Securities Exchange Act of 1934, ERP Operating Limited Partnership, as successor by merger to AvalonBay Communities, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ERP Operating Limited Partnership By: Vivmark Residential, its general partner

Date: August 27, 2026	By:	/s/ Scott J. Fenster
Name: Scott J. Fenster
Title: Executive Vice President, General Counsel and Corporate Secretary